[EOG RESOURCES, INC. LETTERHEAD]
September 20, 2007
Via EDGAR, Facsimile and U.S. Mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Facsimile Number: (202) 772-9220
Attention: Ms. Mellissa Campbell Duru

Re:	EOG Resources, Inc.
Definitive Proxy Statement on Schedule 14A Filed March 29, 2007
File No. 001-09743
Ladies and Gentlemen:
     On behalf of EOG Resources, Inc. (the “Company”) and as the officer of the Company with principal responsibility for coordinating the preparation and filing of the Company’s proxy statements, I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter to the Company, dated August 21, 2007, with respect to the Company’s definitive proxy statement on Schedule 14A filed with the Commission via the Commission’s EDGAR system on March 29, 2007 (the “2007 Proxy Statement”).
     For your convenience, each response below is preceded by the Staff’s comment to which the response relates.
Compensation Committee, page 7

1.	We note disclosure at www.eogresources.com of how the Chief Executive Officer is evaluated and how his compensation is structured. As posted in point 7 of the corporate governance policies section, you disclose that the CEO establishes goals for his performance at the beginning of each year and that consideration of these goals is a “key” ingredient in what the compensation committee considers when setting the CEO’s compensation. In your Compensation Discussion and Analysis, you do not reference this process with respect to CEO compensation and do not discuss specific

United States Securities and Exchange Commission
September 20, 2007

goals the CEO established for 2006 and the compensation committee’s evaluation of his level of achievement of these goals. Consistent with the guidance provided in Item 402(b)(2)(xv) of Regulation S-K and the requirements of Item 402(b)(1)(v) of Regulation S-K, please ensure that you provide accurate and complete disclosure regarding how the chief executive officer’s compensation is set, including a discussion of the discretion, if any, that the committee exercises in its evaluative process.

Response:	We will enhance the disclosure in our future Compensation Discussion and Analysis (“CD&A”) to more fully describe the process used to determine the CEO’s compensation, in particular the amount of the annual cash bonus, which will include a discussion of the specific goals the CEO established for his performance for that year, the Compensation Committee’s evaluation of the CEO’s level of achievement of those goals in connection with determining the CEO’s compensation and the discretion, if any, that the Compensation Committee exercised in its evaluation process.
Compensation Program Design, page 8

2.	Supplement the disclosure under this heading and clarify that a major component of your compensation structure consists of the post-employment elements described on pages 20-28. See Item 402(b)(1)(iii).

Response:	We will enhance the disclosure under the corresponding heading in our future CD&A to clarify that the post-employment compensation and benefits (discussed on pages 20-28 of the 2007 Proxy Statement) are a major component of the compensation packages for our named executive officers.

3.	We refer you generally to Item 402(b)(1) and (2) of Regulation S-K. The Compensation Discussion and Analysis should present concisely and clearly, the company’s compensation structure as well as an analysis of why and how compensation is awarded (i.e. the elements and the levels of compensation). Much of your discussion fails to analyze the committee’s considerations undertaken in the prior year with respect to compensation. For example, although you disclose that the committee discusses changes to the compensation program and compensation awards during an annual third quarter meeting, you do not disclose the specific decisions you made regarding compensation and the changes, if any, that resulted from the third quarter meeting in fiscal 2006.

United States Securities and Exchange Commission
September 20, 2007

Response:	We will enhance the disclosure in our future CD&A to more fully describe the reviews and discussions undertaken by the Compensation Committee during the relevant year with respect to the elements and levels of the Company’s executive compensation program, including the specific decisions made regarding the Company’s executive compensation program and the changes, if any, in our executive compensation program that resulted from such reviews and discussions.

4.	Please revise to clarify disclosure on pages 8 and 11 regarding the companies against which you benchmark compensation. For example, you identify an industry “peer” group of companies against which compensation is benchmarked yet, you also disclose the compensation committee’s consideration of “published market analysis and rankings”. In your discussion of long-term incentive awards, you reference comparisons to what appears to be a more general “marketplace”. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:	In our future CD&A, we will clarify that, when referring to “peer companies” or “peers,” we mean the companies listed under “Objectives of our Compensation Program” in our 2007 Proxy Statement (as such listing may be updated from time to time). We will also identify in our future CD&A the “published market analysis and rankings” considered by the Compensation Committee, for example, “Forbes CEO Performance-versus-Pay Rankings.” When we refer more generally to the “marketplace,” we are referring to recruiting and retention conditions in the energy industry, which is broader than the specific list of peer companies used for benchmarking individual compensation levels, but is nevertheless relevant to our overall executive compensation strategy, and we will appropriately clarify any references to “marketplace” in our future CD&A. The Staff’s reference to Item 402(b)(2)(xiv) of Regulation S-K is duly noted, and, with respect to any benchmarking by the Company regarding executive compensation for 2007 or subsequent years, we will identify such benchmarks and, if applicable, the components (including component companies) of such benchmarks.

5.	You state that you do not use formulas to determine the amount of each compensation element paid, yet also disclose the consideration you gave to certain company financial, operational and individual performance goals. Your disclosure suggests you considered specific quantitative targets as well as other factors. Please revise to disclose all quantitative and qualitative targets both on an aggregate basis and with respect to each individual officer’s performance, as evaluated by the committee during the last fiscal year. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b)

United States Securities and Exchange Commission
September 20, 2007

of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:	We will enhance the disclosure in our future CD&A to discuss the specific financial and operational goals established for the relevant year and the Compensation Committee’s evaluation of the level of achievement of those goals. Our enhanced disclosure will include discussion of both quantitative and qualitative goals, both at the Company level and with respect to each named executive officer (if any), and the resulting compensation decisions made by the Compensation Committee.

6.	Please clarify how much importance you attached to an individual officer’s personal goals or targets when evaluating that officer and determining compensation.

Response:	Along with market data relevant to each named executive officer’s compensation (e.g., the executive compensation elements and levels of our peer companies), such named executive officer’s individual performance and attainment of personal goals and targets (if any) are given significant consideration by the Compensation Committee in determining such officer’s compensation. We will clarify this point in our future CD&A.

Moreover, as discussed in our response to Staff comment 5, we will enhance the disclosure in our future CD&A to discuss both quantitative and qualitative goals and targets, both at the Company level and with respect to each named executive officer (if any), and the resulting compensation decisions made by the Compensation Committee.

7.	We direct you to Release 8732A, Section II.B.1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, explain the reason for the significant difference in amounts of SARS and options granted to Mr. Papa in comparison to other named executive officers during the last fiscal year.

Response:	The significant difference in amounts of SARs and stock options granted to Mr. Papa in comparison to the other named executive officers during 2006 was driven by the Compensation Committee’s consideration of compensation data with respect to the CEO position as compared to other

United States Securities and Exchange Commission
September 20, 2007

named executive officers for the peer companies listed under “Objectives of our Compensation Program” in our 2007 Proxy Statement. Moreover, as discussed under “Stock Options/SARs” on page 10 of our 2007 Proxy Statement, Mr. Papa received 100,000 stock options in 2006 because of the 100,000 share limitation on SARs under the Company’s 1992 Stock Plan. No other named executive officer of the Company received stock options. The Staff’s comment is duly noted, and we will enhance our future executive compensation disclosures to identify all material differences in our compensation policies with respect to individual named executive officers and to discuss the reasons for any such differences.

8.	We refer you to disclosure on page 20 of Phantom Stock Accounts in which deferred portions of an executive’s salary is invested. If material to an understanding of the compensation awarded, please clarify in Compensation Discussion and Analysis and in the relevant tabular presentations and/or footnotes, the aggregate amount, value and valuation assumptions with respect to the phantom stock the named executive officer acquired.

Response:	Although the Company does not believe it is material to an understanding of the compensation awarded, we will clarify in the narrative description of the 1996 Deferral Plan in our future filings that deferrals into the Phantom Stock Account are treated as if such deferrals had been used to purchase our common stock at the closing stock price on the date such deferred compensation would otherwise have been paid. In preparing the Company’s future executive compensation disclosures, we will re-consider the Staff’s comment and provide any additional disclosure (including in the tabular presentations and footnotes) regarding the Phantom Stock Accounts that we may then deem material.
Grants of Plan-Based Awards Table, page 15

9 .	You disclose that the annual bonus plan is subject to a maximum payout amount of $2,000,000, yet you have not disclosed this information in the table. Similarly, although you note that each of the named executive officers may receive a payout amount under the plan that ranges from 60% to 100% of the officer’s base salary, this information is also omitted from the table. Please refer to Item 402(d)(1) of Regulation S-K and revise your disclosure accordingly.

Response:	In our future filings, we will provide disclosure in the footnotes to the “Grants of Plan-Based Awards Table” regarding the maximum annual bonus payout amount of $2,000,000 and the bonus targets (as a percentage of the named executive officer’s base salary) for the named executive officers. Since the annual bonus payout is comprised of both a cash

United States Securities and Exchange Commission
September 20, 2007

component and the stock-based grants disclosed in the table, we will also disclose in our future filings the total amount of the bonus payout and the relationship to the bonus target for each named executive officer.

10.	On page 11, you disclose that the annual bonus payout delivered in restricted stock to each of the named executive officers included a premium of “up to three times the value of the portion of the annual bonus payout that would otherwise have been delivered in cash.” Please revise to include the following:

•	describe this material feature of the award in the narrative to the table;

•	disclose the additional number of shares received by each named executive officer in the table;

•	revise Compensation Discussion and analysis to disclose the rationale for the premium.

See Items 402(b)(1)(v) and 402(e) of Regulation S-K.

Response:	In our future filings, we will enhance our disclosure relative to the premium applied to bonus restricted stock/units as follows:

•	we will describe, in a footnote to the “Grants of Plan-Based Awards Table,” the premium feature relative to restricted stock/units granted in the relevant year in connection with the annual bonus payable with respect to the preceding year;

•	we will disclose in a footnote to the “Grants of Plan-Based Awards Table” the specific premium applied and the additional number of shares received by each named executive officer as a result of the premium; and

•	we will disclose in our future CD&A (i.e., the discussion under “Bonus Restricted Stock/Units (Stock Awards)”) the rationale for the premium.
Termination Other Than As A Result of A Change of Control Table, page 24

11.	Although you have present this information in a tabular format, consider revising to include a column that notes the total payment, inclusive of all cash, equity and other compensation for each named executive officer under each of the scenarios presented.

Response:	In our future filings, we will add a column to the “Termination Other Than As A Result Of Change Of Control Table” that sets forth the total payment, inclusive of all cash, equity and other compensation, for each named executive officer under each of the scenarios presented.

United States Securities and Exchange Commission
September 20, 2007

12.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response:	In our future filings, we will provide footnote disclosure to the “Termination Other Than As A Result Of Change Of Control Table” and “Termination Resulting From Change Of Control Table” that more fully describes and explains how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under our executive employment agreements, change of control agreements, severance plans, stock plans and related agreements. In particular, we will add footnote disclosure to the corresponding tables in our future filings pertaining to cash severance payments and unvested options and SARs.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     If you have questions regarding the foregoing, please contact Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,
/s/ Patricia L. Edwards

Patricia L. Edwards Vice President, Human Resources, Administration & Corporate Secretary